Clovis Oncology, Inc.

5500 Flatiron Parkway, Suite 100

Boulder, CO 80301

June 20, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael Gershon

Re:	Clovis Oncology, Inc.—Request for Acceleration

Registration Statement on Form S-3

(File No. 333-211947)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clovis Oncology, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to June 22, 2016 at 4:00 p.m. Eastern Time or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

Clovis Oncology, Inc.

By:	/s/ Paul Gross
Name: Paul Gross
Title: General Counsel

cc:	Thomas Mark, Esq., Willkie Farr & Gallagher LLP